Dear Fellow Shareholder,

     Fiscal 1995 proved to be a very successful year for MovieFone, during which we significantly expanded our market presence, increased our revenues, and enhanced our brand identity.

               THE LARGEST SINGLE SOURCE OF MOVIE INFORMATION

     The most important of the year s developments was the rapid growth in consumer usage of MovieFone. We are proud to report that according to a study by Audits & Surveys Worldwide, MovieFone is now the largest source of movie information in America, used by more moviegoers than any newspaper or any other single source. As a result of this increased popularity, we were featured in major print media including USA Today, People Magazine, and Entertainment Weekly, and on television s Late Night with David Letterman, Saturday Night Live, and a full episode of Seinfeld.

                          MOVIELINK ONLINE LAUNCH

     In fact, Entertainment Tonight chronicled another major event in MovieFone history as actress Sandra Bullock launched our new online service, MovieLink, by purchasing the first movie ticket ever sold over the Internet, for Columbia Pictures movie The Net. MovieLink has allowed us to leverage our brand name in this new medium, quickly becoming one of the most popular entertainment destinations on the Internet, with about 60,000 individual users each week.

                       IMPROVED OPERATING STATISTICS

     During 1995, the number of calls received by our MovieFone service, which we consider to be the most important barometer of our performance, increased 35% to 45 million calls. Same market call volume increased 23%. This rapid growth in call volume was a result of increased promotional efforts in our existing markets and the addition of 5 new markets, including Toronto, our first international city. We sold advertising time on 86% of calls received during the year, and increased the number of tickets we sold through MovieFone to 2.2 million.

                             ACCOUNTING CHANGES

     In an effort to simplify our statement of operations, we implemented a number of changes in the presentation of revenue. Previously, MovieFone reported ticket sales revenue which included the face value of the movie ticket, in addition to the service charge MovieFone collects. This presentation resulted in higher revenue and associated costs. In the modified presentation, the face value of tickets is eliminated from revenue and cost of services. In addition, advertising, sponsorship, and new business revenues, will be reported as a separate line items. The modified presentation is intended to simplify the reporting of financial results; it does not reflect a change in our business or impact operations. Comparable information for each 1995 quarter is presented in an accompanying table.

                             FINANCIAL RESULTS

     Total revenue for 1995 increased 38% to $11.2 million from $8.1 million in 1994. The net loss for 1995 decreased 11% to $1.72 million, or $0.13 per share, compared to $1.94 million, or $0.17 per share, in 1994. Legal expenses, most of which are associated with the ongoing arbitration and litigation with Pacer/CATS, accounted for $1.02 million. Our arbitration is set to begin on July 16 and is expected to end in the third quarter. We look forward to a significant decrease in our legal expenses after the conclusion of the arbitration. In addition, as of December 1, 1995, we increased our teleticketing service fee by 25% in most of our markets, and effective January 1, 1996, implemented a 15% advertising rate card increase.

                              EXPANSION PLANS

     MovieFone is now available in 26 markets, covering approximately 10,000 movie screens, and we intend to continue our expansion efforts in 1996 by entering at least five new markets. In addition, we believe we can improve our service, and simultaneously increase the inventory of available advertising positions we offer our studio clients (beyond the single Feature Billboard played at the start of each call) by adding a new
     featured called  MovieFone Previews.   Unlike the Feature
     Billboard, which must be heard by every caller, callers can choose to browse through Previews to help them decide on which movie they want to see. We have already introduced Previews in Houston as a test market, and plan to launch this feature nationally during the third quarter of 1996.

                       LEVERAGING THE MOVIEFONE BRAND

     To further leverage our brand, we also recently launched, in conjunction with Variety, MovieFone s annual American Moviegoer Awards. These Awards allow avid moviegoers who call MovieFone to register their votes for their favorite movies and performers.
     We also implemented our recently-announced relationship with KABC-TV in which Mr. MovieFone appears twice each Friday night on the top-rated news broadcast in Los Angeles, to preview the most popular weekend movie releases according to MovieFone caller inquiries. In addition to providing us with valuable weekly television promotion in the home-town of our studio clients, this feature will also lend credibility to MovieFone s efforts to become a research vehicle for the studios.

     We are proud of our achievements over the past year, and want to thank our dedicated employees, valued customers, and fellow shareholders for making our success possible. We look forward to updating you on our progress in months ahead.

     Sincerely,



     Andrew R. Jarecki
     Chief Executive Officer